UNITED STATES
		  SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
			     (Rule 13d-101)

		INFORMATION TO BE INCLUDED IN STATEMENTS
	     FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
		 THERETO FILED PURSUANT TO RULE 13d-2(a)

			THE KINGSLEY COACH, INC.
	--------------------------------------------------------
			    (Name of Issuer)

		     COMMON STOCK, $.0001 PAR VALUE
	--------------------------------------------------------
		     (Title of Class of Securities)

				 49689D
			 -----------------------
			     (CUSIP Number)

			     Jeannie Michels
			 The Kingsley Coach, Inc.
			     64 Old Route 522
			   Middleburg, PA 17842
			     (570) 837-7114
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	     (Name, Address and Telephone Number of Person
	      Authorized to Receive Notices and Communications)

			     October 26, 2001
			    ------------------
	   (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and Five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  49689D                                          Page 2 of 4 Pages
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1.  Name of Reporting Person
    Matco, Incorporated

    I.R.S. Identification Number of Above Person
    41-2020011
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2.  Check The Appropriate Box if a Member of a Group

    (a)   [ ]
    (b)   [ ]
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3.  SEC Use Only
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4.  Source of Funds

     OO
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5.  Check Box if Disclosure of Legal Proceeding Is Required Pursuant to
     Item 2(D) Or 2(E)  [ ]
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6.  Citizenship or Place of Organization

     Minnesota
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				    7.         Sole Voting Power
Number of Shares
Beneficially                                   5,000,000
Owned By Each
Reporting Person                               -------------------------------
With                                8.         Shared Voting Power

					       None
					       -------------------------------
				    9.         Sole Dispositive Power

					       5,000,000
					       -------------------------------
				   10.         Shared Dispositive Power

					       None
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11. Aggregate Amount Beneficially Owned By Each Reporting Person
     5,000,000
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
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13. Percent of Class Represented By Amount In Row (11)
     30.6%
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14. Type of Reporting Person
     CO
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CUSIP No.  49689D                                      Page 3 of 4 Pages
	   ------

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ITEM 1.  SECURITY AND ISSUER.

     Common Stock, $.0001 par value

     The Kingsley Coach, Inc.
      64 Old Route 522
      Middleburg, PA 17842

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: Matco, Incorporated
     (b) State of Incorporation:  Minnesota
     (c) Principal business:  Holding Company
     (d) Business address: 4602 230th Court N.W.
			   St. Francis, MN 55070
     (e) Executive Offices: 4602 230th Court N.W.
			    St. Francis, MN 55070
     (f) Criminal convictions during past five years: None
     (g) Civil Injunctions during past five years: None

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares were acquired in exchange for certain intellectual property.

ITEM 4.  PURPOSE OF TRANSACTION.

     Matco, Incorporated intends to be a passive investor in The Kingsley Coach, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Technology Transfer Agreement dated October 26, 2001 between Matco, Incorporated and The Kingsley Coach, Inc. - filed as an exhibit to the Current Report of The Kingsley Coach, Inc. on Form 8-K dated October 26, 2001, Inc., and incorporated herein by reference.


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CUSIP No.  49689D                         Page 4 of 4 Pages
	   ------
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2001

	MATCO, INCORPORATED


     By:   /s/ Jeannie Michels
     --------------------------------
     Name: Jeannie Michels, Secretary